Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 9 DATED JANUARY 28, 2015

TO THE PROSPECTUS DATED JANUARY 10, 2014

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated January 10, 2014, Supplement No. 7 thereto dated November 6, 2014 (which amended and superseded all prior supplements) and Supplement No. 8 thereto dated November 20, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update on the First Phase closing of the 26 Property Portfolio;

•	an update to the “Issuance of Preferred Units of our Operating Partnership” subsection under the “Our Self Storage Properties” section of our prospectus to include disclosures regarding additional investments in our operating partnership by the Preferred Investor and the issuances of additional Preferred Units of our operating partnership;

•	the addition of a “KeyBank Facility” subsection under the “Our Mortgage Debt” section of the prospectus to disclose our entering into a credit facility; and

•	the addition of a risk factor under “Risks Associated with Debt Financing” to disclose risks associated with the KeyBank Facility.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. As of January 23, 2015, we have received gross offering proceeds of approximately $19.9 million from the sale of approximately 2.0 million shares in our initial public offering. As of January 23, 2015, approximately $1.075 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

First Phase Closing of 26 Property Portfolio

On August 14, 2014, we, through 26 wholly-owned subsidiaries of our operating partnership, executed 26 partial assignments of the purchase and sale agreement originally executed by a subsidiary of our sponsor on July 9, 2014, with unaffiliated third parties (the “26 Property Purchase Agreement”) for the acquisition of 14 self storage facilities located in California; four self storage facilities located in Michigan; three self storage facilities located in Colorado; two self storage facilities located in Illinois and one self storage facility located in each of New Jersey, Washington and Maryland (the “26 Property Portfolio”). The aggregate purchase price for the 26 Property Portfolio is approximately $128.2 million, plus closing costs and acquisition fees. The average physical occupancy of the 26 properties in the 26 Property Portfolio was approximately 87% as of September 30, 2014.

On January 23, 2015, we closed on seven self storage facilities located in California, Colorado, Illinois and Maryland representing the first phase (the “First Phase”) of the acquisition of the 26 Property Portfolio for a purchase price of $25.93 million, plus closing costs and acquisition fees. We funded the First Phase of the 26 Property Portfolio with a combination of proceeds from an issuance of Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) in our operating partnership, as described further below, and a draw of approximately $15.4 million under the KeyBank Facility, as described further below. We incurred acquisition fees of approximately $450,000 in connection with this acquisition.

The First Phase closing of the 26 Property Portfolio included the seven properties in the table below:

Property	Address	Purchase Price	Year Built	Approx. Sq. Ft. (net)	Approx. Units	Occupancy
La Verne - CA	2234 Arrow Hwy, La Verne, CA 91750	$4,120,000	1986	49,800	520	86%

Chico - CA	3860 Benatar Way, Chico, CA 95928	$1,780,000	1984	38,800	360	89%

Riverside - CA	6667 Van Buren Blvd, Riverside, CA 92503	$2,760,000	1985	61,000	570	83%

Fairfield - CA	2998 Rockville Rd, Fairfield, CA 94534	$3,880,000	1984	41,000	440	91%

Littleton - CO	3757 Norwood Dr, Littleton, CO 80125	$4,300,000	1985	45,800	400	86%

Crestwood - IL	4747 W Calumet-Sag Road, Crestwood, IL 60445	$2,440,000	1987	49,300	460	92%

Forestville - MD	4100 Forestville Rd, Forestville, MD 20747	$6,650,000	1988	55,200	530	84%

TOTAL		$25,930,000		340,900	3,280

Upon the completion of the acquisition of the First Phase of the 26 Property Portfolio, our portfolio now consists of 12 wholly-owned properties in six states, consisting of approximately 5,770 units and approximately 695,100 net rentable square feet of storage space.

Issuance of Additional Preferred Units of our Operating Partnership

The “Issuance of Preferred Units of our Operating Partnership” subsection under the “Our Self Storage Properties” section of our prospectus and the “Preferred Units” subsection to the “Our Operating Partnership Agreement” section of our prospectus shall be updated to state: “On December 31, 2014, we issued approximately 1,020 Preferred Units in our operating partnership to the Preferred Investor to cover approximately $25,000 in costs incurred by the Preferred Investor in making its investment. On January 21, 2015, the Preferred Investor invested an additional approximately $24.1 million in our operating partnership, of which approximately $10.6 million was used to fund a portion of the purchase price for the First Phase closing of the 26 Property Portfolio, and in exchange the Preferred Investor received approximately 960,000 Preferred Units in our operating partnership. The remaining proceeds are anticipated to be used in connection with the additional closings of the 26 Property Portfolio, which are anticipated to occur over the next few weeks. As of January 21, 2015, the Preferred Investor has invested an aggregate of approximately $30.63 million in our operating partnership and received approximately 1,223,000 Preferred Units in our operating partnership.”

The KeyBank Facility

The following sub-section is added under the “Our Self Storage Properties” section of our prospectus:

KeyBank Facility

On January 20, 2015, we, through our operating partnership and certain affiliated entities, entered into a credit facility (the “KeyBank Facility”) with KeyBank, National Association (“KeyBank”), as administrative agent, KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger and Texas Capital Bank, N.A. (“Texas Capital”), as documentation agent. Under the terms of the KeyBank Facility, we may borrow up to $71.295 million, of which KeyBank has committed up to $46.295 million and Texas Capital has committed up to $25 million (KeyBank and Texas Capital are collectively, the “Lenders”). The KeyBank Credit Facility must be fully funded through a maximum of four loan advances no later than March 31, 2015. Each borrowing under the KeyBank Facility will be comprised of either ABR Loans or Eurodollar Loans (each as defined in the KeyBank Credit Agreement (as defined below)), as we may request. We may elect to convert a borrowing to a different type or to continue a borrowing under the same type and, in the case of a Eurodollar Loan, may elect the applicable Interest Periods (as defined in the KeyBank Credit Agreement).

The KeyBank Facility has an initial term of three years, maturing on January 20, 2018, with two one-year extension options subject to certain conditions outlined further in the credit agreement for the KeyBank Facility (the “KeyBank Credit Agreement”). Payments due pursuant to the KeyBank Facility are interest-only for the first 36 months and a 30-year amortization schedule thereafter. The KeyBank Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the KeyBank Credit Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the KeyBank Credit Agreement). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the KeyBank Credit Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the KeyBank Credit Agreement). The Applicable Rate means for any Eurodollar Loan, 325 basis points, and for any ABR Loan, 225 basis points.

For the initial loan under the KeyBank Facility, we borrowed $15.4 million under a Eurodollar Loan which bears interest at approximately 3.4%. We may change this election from time to time, as provided by the KeyBank Credit Agreement. Pursuant to the KeyBank Credit Agreement, we are subject to certain loan compliance covenants.

The KeyBank Facility is fully recourse and is secured by cross-collateralized first mortgage liens on the Mortgaged Properties (as defined in the KeyBank Credit Agreement). The KeyBank Facility contains a cross-default provision in which an event of default will occur under the KeyBank Facility if we default under any other recourse debt until we have a tangible net worth equal to or greater than $100 million and then to any other recourse debt of $25 million or greater in the aggregate or non-recourse debt of $75 million or greater in the aggregate. The KeyBank Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders shall be indemnified for any breakage costs. Pursuant to that certain guaranty, dated January 20, 2015, in favor of the Lenders, we serve as a guarantor of all obligations due under the KeyBank Facility.

Under certain conditions, we may cause the release of one or more of the properties serving as collateral for the KeyBank Credit Facility, subject to no default or event of default is then outstanding or would reasonably occur as a result of such release, including compliance with the Loan to Value Ratio and the Debt-Service Coverage Ratio (each as defined in the KeyBank Credit Agreement), and we pay the applicable release Price (as defined in the KeyBank Credit Agreement).

Under the KeyBank Credit Agreement, we are required to enter into an interest rate hedging agreement prior to the first to occur of March 31, 2015 or the date on which the final loan advance is made under the KeyBank Facility.

Update to our Risk Factors

The following risk factor is added as an additional risk factor under the “Risks Associated with Debt Financing” on page 39 of our prospectus:

If we breach covenants under the KeyBank Facility, we could be held in default under such loan, which could accelerate our repayment date and materially adversely affect the value of your investment in us.

On January 20, 2015, we entered into the KeyBank Facility with total commitments of $71.295 million. The KeyBank Facility is secured by cross-collateralized first mortgage liens or first lien deeds of trust on all properties in the 26 Property Portfolio and is cross-defaulted to any other recourse debt until we have a tangible net worth equal to or greater than $100 million and then the KeyBank Facility is cross-defaulted to any other recourse debt of $25 million or greater in the aggregate or non-recourse debt of $75 million or greater in the aggregate. The KeyBank Facility also imposes a number of financial covenant requirements on us. If we should breach certain of those financial covenant requirements or otherwise default on the KeyBank Facility, KeyBank could accelerate our repayment dates. If we do not have sufficient cash to repay the loan at that time, KeyBank could foreclose on the properties securing the loans. Such foreclosure could result in a material loss for us and would adversely affect the value of your investment in us.

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